Exhibit 99
                                                                 -----------
NEWS


                                             For further information contact:

                                             Media:
                                             Cliff Bowers, Ext. 4087


(FORT HOWARD LOGO here)


P. O. Box 19130                              Financial:
Green Bay, WI 54307-9130                     Mike Lempke, Ext. 2492
414/435-8821


FOR RELEASE:  IMMEDIATELY




                        FORT HOWARD EARNINGS PER SHARE
                        INCREASE 56% FOR FIRST QUARTER

     GREEN BAY, WI - April 21, 1997 - Fort Howard Corporation today reported that net income per share reached $0.67 before an extraordinary item for the first quarter ending March 31, 1997, an increase of 56% compared to $0.43 in the same period of 1996.

     Net sales, operating income, operating margin and earnings per share all increased in the first quarter of 1997. Quarterly operating income increased year-on-year for the ninth consecutive quarter.

     "Every aspect of our business is performing superbly," said Fort Howard Chairman, President and CEO, Michael T. Riordan. "Our results confirm our strategies as a successful consumer products business and distinguish us from the broader paper and forest products sector.

     "As we look through the balance of this year, raw material costs, pricing, operating rates and overall economic growth appear positive. In light of this strong environment, we believe Fort Howard can continue to perform at very high levels," Riordan said.



















                                   - More -


                                  - Ad One -



                          Operating Income Increases

     Operating income increased 21% to $138,237,000 for the first quarter compared to $114,203,000 for the first quarter of 1996. The increase was due to higher sales volume and lower wastepaper costs in both the company's domestic and international operations. Fort Howard's operating income margin for the quarter was 34.5% compared to 29.6% for the first quarter of 1996 and 31.3% in the fourth quarter of 1996 before the 1996 environmental charge.


                                  Net Income

     For the first quarter of 1997, net income before an extraordinary item was $49,747,000, an increase of 85% compared to first quarter 1996 net income of $26,940,000. The net income after an extraordinary item was $0.65 per share in the first quarter of 1997 compared to $0.43 per share in the first quarter of 1996. Extraordinary losses related to debt prepayments in 1997 (see Note to Financial Information) impacted the company's financial performance in the first quarter of 1997.


                             Net Sales Performance

     For the first quarter, Fort Howard's net sales increased 3.9% to $400,759,000 compared to first quarter 1996 net sales of $385,747,000. Domestic tissue sales increased 3.7% for the first quarter of 1997 compared to first quarter 1996. Sales volume of converted products increased 8.6% but this was partially offset by lower selling prices resulting from industry-wide price decreases in the at-home tissue market which occurred in mid-1996.
Also, net sales of the company's international operations and the company's wastepaper brokerage operations increased for the first quarter of 1997 compared to first quarter 1996.


























                                   - More -


                                  - Ad Two -


     Fort Howard is a leading manufacturer and marketer of consumer tissue products for both the away-from-home and at-home markets in the United States and United Kingdom.

     In the domestic at-home market, its principal brands include Mardi Gras printed napkins (which holds the leading domestic market position) and paper towels, Soft 'N Gentle bath and facial tissue, So-Dri paper towels, and Green Forest, the leading domestic line of environmentally positioned recycled tissue paper products. Prominent away-from-home market brands include the Preference Ultra line of premium products, Preference near-premium products, and the Envision line of environmentally positioned products.


(Financial information and note follow on separate pages. The note is an integral part of these statements.)

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                         FORT HOWARD CORPORATION
                     CONSOLIDATED STATEMENTS OF INCOME
                                 (Unaudited)

                                                 Three Months Ended
                                                      March 31,
                                                --------------------
                                                1997            1996
                                                ----            ----
                                      (In thousands, except per share amounts)
Net sales                                     $400,759       $385,747
Cost of sales                                  229,040        238,369
                                              --------       --------
Gross income                                   171,719        147,378
Selling, general and administrative             33,482         33,175
                                              --------       --------
Operating income                               138,237        114,203
Interest expense                                57,862         70,773
Other expense, net                                 780            563
                                              --------       --------
Income before taxes                             79,595         42,867
Income tax expense                              29,848         15,927
                                              --------       --------
Income before extraordinary item                49,747         26,940
Extraordinary item - loss on
   debt repurchases, net                        (1,327)            --
                                              --------       --------
Net income                                    $ 48,420       $ 26,940
                                              ========       ========

Net income per share:
  Before extraordinary item                   $   0.67       $   0.43
  Extraordinary item                             (0.02)            --
                                              --------       --------
  Net income                                  $   0.65       $   0.43
                                              ========       ========

Average shares outstanding                      74,531         63,372
                                              ========       ========























                            FORT HOWARD CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)

                                                      March 31,   December 31,
                                                        1997         1996
                                                    ------------  ------------
                                                          (In thousands)
Assets
  Current assets:
    Cash and cash equivalents                        $      663    $      759
    Receivables, less allowances of $3,484 in 1997
      and $3,343 in 1996                                 70,830        63,194
    Inventories                                         149,301       151,248
    Deferred income taxes                                54,000        60,000
    Income taxes receivable                              10,121        10,121
                                                     ----------    ----------
      Total current assets                              284,915       285,322

  Property, plant and equipment                       2,062,864     2,057,446
    Less:  Accumulated depreciation                     831,337       809,650
                                                     ----------    ----------
      Net property, plant and equipment               1,231,527     1,247,796

  Other assets                                           64,581        82,262
                                                     ----------    ----------
      Total assets                                   $1,581,023    $1,615,380
                                                     ==========    ==========

Liabilities and Shareholders' Deficit
  Current liabilities:
    Accounts payable                                 $  118,758    $  131,205
    Interest payable                                     21,171        60,443
    Income taxes payable                                 21,282         7,700
    Other current liabilities                            68,800       110,357
    Current portion of long-term debt                    11,425        11,972
                                                     ----------    ----------
      Total current liabilities                         241,436       321,677

  Long-term debt                                      2,441,446     2,451,373
  Deferred and other long-term income taxes             252,474       247,464
  Other liabilities                                      49,141        49,703

  Shareholders' deficit:
    Common Stock                                            746           744
    Additional paid-in capital                        1,115,323     1,108,976
    Cumulative translation adjustment                     1,311         4,717
    Retained deficit                                 (2,520,854)   (2,569,274)
                                                     ----------    ----------
      Total shareholders' deficit                    (1,403,474)   (1,454,837)
                                                     ----------    ----------
      Total liabilities and shareholders' deficit    $1,581,023    $1,615,380
                                                     ==========    ==========











                           FORT HOWARD CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                          Three Months Ended
                                                              March 31,
                                                        --------------------
                                                        1997            1996
                                                        ----            ----
                                                           (In thousands)
Cash provided from (used for) operations:
  Net income                                          $  48,420     $  26,940
  Depreciation                                           25,855        25,112
  Non-cash interest expense                               3,235         3,294
  Deferred income tax expense                             9,829         6,295
  Pre-tax loss on debt repurchases                        2,194            --
  Decrease in restricted cash                            14,916            --
  (Increase) decrease in receivables                     (7,636)       14,219
  Decrease in inventories                                 1,947         4,729
  Decrease in accounts payable                          (12,447)       (8,699)
  Decrease in interest payable                          (39,272)      (40,644)
  Increase in income taxes payable                       13,582         8,131
  All other, net                                        (39,311)      (27,277)
                                                      ---------     ---------
    Net cash provided from operations                    21,312        12,100

Cash used for investment activity:
  Additions to property, plant and equipment            (14,896)       (8,873)

Cash provided from (used for) financing activities:
  Proceeds from long-term borrowings                     99,700        22,324
  Repayment of long-term borrowings                    (109,505)      (26,111)
  Issuance of Common Stock                                3,293           208
                                                      ---------     ---------
    Net cash used for financing activities               (6,512)       (3,579)
                                                      ---------     ---------
Decrease in cash                                            (96)         (352)

Cash at beginning of period                                 759           946
                                                      ---------     ---------

  Cash at end of period                               $     663     $     594
                                                      =========     =========

                                     *****

















                            FORT HOWARD CORPORATION
                         NOTE TO FINANCIAL INFORMATION
                                  (Unaudited)

1. The Company's net income in the first quarter of 1997 was decreased by an extraordinary loss of $1.3 million (net of income taxes of $0.9 million) representing the write-off of deferred loan costs associated with the prepayment of a portion of the outstanding indebtedness under the 1995 Bank Credit Agreement.



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